UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2007

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2007

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning Determination of Certain Terms of the Issue of

Stock Compensation Type Stock Options (Stock Acquisition Rights)

Tokyo, November 30, 2007 — Mitsubishi UFJ Financial Group, Inc. (the “Company”) announced today that, with respect to the Stock Acquisition Rights (the name of which shall be the First Series of Stock Acquisition Rights of Mitsubishi UFJ Financial Group, Inc.) to be allotted to the Directors, Corporate Auditors and Executive Officers of the Company, and of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, wholly-owned subsidiaries of the Company, as resolved at the meeting of the Board of Directors held on November 21, 2007, the matters remaining undetermined have been determined as follows.

1.	Aggregate Number of Stock Acquisition Rights: 27,980

2.	Amount to be paid upon Allotment of the Stock Acquisition Rights:

The amount to be paid per Stock Acquisition Right upon its allocation: 103,200yen

(1,032 yen per share)

The rights to claim for remuneration held by the person who receives the allocation shall be offset by the obligation to pay the amount to be paid upon allocation of the Stock Acquisition Rights.

3.	Persons to be Allocated the Stock Acquisition Rights and their Numbers; and Number of the Stock Acquisition Rights to be Allocated:

Persons to be Allocated the Stock Acquisition Rights	Number of Persons to be Allocated	Number of the Stock Acquisition Rights to be Allocated
Directors, Executive Officers and Corporate Auditors of the Company	59	2,876
Directors, Executive Officers and Corporate Auditors of The Bank of Tokyo-Mitsubishi UFJ, Ltd.	80	15,908
Directors, Executive Officers and Corporate Auditors of Mitsubishi UFJ Trust and Banking Corporation	50	9,196
Total	189	27,980

* * *

Contact:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	Tel.: 81-3-3240-7651